Item 77D - 	Deutsche CROCI International Fund (a
series of Deutsche International Fund,
Inc.) (the Fund")
Effective April 10, 2017, the Fund's principal investment strategy was amended to include the following:


Management process. Portfolio management will select approximately 50 stocks of companies that it believes offer economic value utilizing the Cash Return on Capital Invested (CROCI (r)) strategy as the primary factor, in addition to other factors. Under the CROCI(r) strategy, economic value is measured using various metrics such as the CROCI(r) Economic
Price Earnings Ratio (CROCI (r) Economic P/E Ratio).
The CROCI(r) Economic P/E Ratio is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity). The CROCI (r) Economic P/E Ratio and other CROCI (r) metrics may be adjusted from time to time. The CROCI(r) strategy may apply other measures of company valuation, as determined by the CROCI (r) Investment Strategy and Valuation Group.
Portfolio management may use criteria other than the CROCI
(r) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 50 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. Portfolio management will select stocks primarily from a universe consisting of approximately 330 of the largest companies in developed markets outside North America represented in the CROCI(r) Investment Strategy and Valuation Group's database of companies evaluated using the CROCI(r) strategy, excluding financial companies and certain stocks from sectors which are not under the CROCI (r) Investment Strategy and Valuation
Group's coverage.
The fund is reviewed periodically and adjusted in accordance with the CROCI (r) strategy's rules, and the regional weighting in the fund is targeted to match the fund's benchmark. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the broader international equity market. The CROCI (r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the fund's benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation. During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.
Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions. In addition, from time to time portfolio management may use forward currency contracts to hedge the fund's expo- sure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.
The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.